EXHIBIT 99.1

 Immediate Release: NR 12-08

EXTORRE ANNOUNCES RESULTS OF CERRO MORO PRELIMINARY ECONOMIC
ASSESSMENT – 9 YEAR MINE LIFE – 248,000 OZ/YR GOLD EQUIVALENT*
FOR FIRST 5 YEARS

Vancouver, B.C., April 2, 2012 – Extorre Gold Mines Limited (TSX:XG, Frankfurt: E1R, OTC: EXGMF – “Extorre” or the “Company”) is pleased to announce the results of Preliminary Economic Assessment #3 (“PEA”, or the “Study”) for the Cerro Moro gold-silver project in Santa Cruz province, Argentina.

The projected precious metal production over the life of the project is 848,000 ounces of gold and 47.2 million ounces of silver for a gold equivalent* production of 1.79 million ounces. Gold contributes approximately 48% of the projected revenue stream and silver 52%.

A number of different production scenarios were considered for this PEA, ranging from 1,000 tonnes per day (“tpd”) to 1,500 tpd. The 1,150 tpd and 1,300 tpd scenarios were selected as being the most potentially viable throughput rates with respect to maintaining a consistent gold-silver stream from the current mineral resource. The economic modelling used a base case metal price assumption of US$1,320/ounce for gold and US$ 26/ounce for silver.

The 1,300 tpd is the preferred alternative due to the higher metal production in the early years. Further studies will continue to evaluate mining and scheduling options to enhance project economics. Exploration drilling will continue with the objective of discovering further high grade mineralization to replace lower grade material later in the production profile.

The PEA contemplates mining of mineralized zones using a combination of open pit (approx. 43%) and underground methods (approx. 57%). The study is based on the November 2011 mineral resource estimate for the Cerro Moro project by Cube Consulting (“Cube”). Mineral resources have been classified and reported in accordance with the CIM guidelines and National Instrument NI 43-101, Standards of Disclosure for Mineral Projects.

Projected Production Rates

●	Total metal production: 848,000 ounces of gold and 47.2 million ounces of silver (1.79 million ounces gold equivalent* or 89.6 million ounces silver equivalent**).

●	Average production for first 5 years
o	(at 1,300 tpd): gold equivalent production of 248,036 ounces* per year, comprising gold production of 123,017 ounces/year plus silver production of 6.251 million ounces/year.

o	(at 1,150 tpd): gold equivalent production of 216,876 ounces* per year, comprising gold production of 109,985 ounces/year plus silver production of 5.344 million ounces/year.

●	Average life of mine production
o	(1,300 tpd): gold equivalent production of 199,359 ounces* per year, comprising gold production of 94,270 ounces/year plus silver production of 5.254 million ounces/year.

o
(1,150 tpd): gold equivalent production of 182,650 ounces* per year during the years of active mining, comprising gold production of 86,888 ounces/year plus silver production of 4.788 million ounces/year.

Projected Cost Summary

●	Average mine site cash costs: US$ 303 per ounce on a gold equivalent* basis (first 5 years) at 1,300 tpd and US$ 304 per ounce on a gold equivalent* basis (first 5 years) at 1,150 tpd.

●
Average cash costs, including royalties, refining and export tax (5%): US$ 453 per ounce on a gold equivalent* basis (first 5 years) at 1,300 tpd and US$ 453 per ounce on a gold equivalent basis* (first 5 years) at 1,150 tpd.

●	Initial capital 1,300 tpd (Direct costs): US$ 207.3M (incl. contingency) + US$ 39.6M refundable VAT + Indirect capital costs (EPCM contract, Owners costs): US$ 37.2 million

●	Initial capital 1,150 tpd (Direct costs): US$ 185.1 M (incl. contingency) + US$ 34.8M refundable VAT + Indirect capital costs (EPCM contract, Owners costs): US$ 36.7 million

Initial capital expenditures (CAPEX) for the 1,300 tpd and 1,150 tpd mining / processing scenarios are estimated at US$ 284M and US$ 257M, including refundable VAT, respectively. Increases in the initial CAPEX costs are primarily attributable to an expanded project scale, increased underground development costs prior to the commencement of first commercial production, and the effect of inflation on all local construction costs.

Operating costs (OPEX) for open pit mining have increased to US$ 2.46/t and US$ 2.39/t for the 1,300 tpd and 1,150 tpd scenarios, respectively, in response to increased fuel, local labour costs and the effect of inflation on other costs. Average mine site cash costs during the first five years of commercial production are projected to be US$ 304 per gold equivalent ounce and US$ 313 per gold equivalent ounce for the 1,300 tpd and 1,150 tpd throughput rates, respectively.

Financial Summary
Utilizing metal prices of US$ 1320/oz. gold and US$ 26/oz. silver:

	1,300 tpd	1,150 tpd
Payback Period at 5% discount	24 months	22 months
Pre-tax IRR	63%	66%
After tax IRR	47%	47%
Pre-tax NPV (5% discount)	US$ 737.4 million	US$ 723.0 million
After Tax NPV (5% discount)	US$ 463 million	US$ 454 million

It should be noted that this assessment is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

A NI 43-101 Technical Report for the Cerro Moro PEA has been filed on SEDAR (www.sedar.com) and has been posted on Extorre’s website at www.extorre.com

*Gold equivalent ounces are calculated by dividing the silver ounces by 50 and adding it to the gold value.
**Silver equivalent ounces are calculated by multiplying gold ounces by 50 and adding it to the silver value.

PEA Parameters
Parameters utilized in the 1,300 tpd and 1,150 tpd cases are indicated in the table below:

Summary of Project Parameters	1,300 tpd	1,150 tpd
Tonnes Ore Produced - Underground	2,288,000	2,288,000
Tonnes Ore Produced - Open Pits	1,747,000	1,747,000
Tonnes Waste Moved - Open Pits	52,652,000	52,652,000
Ore Processing Rate (tonnes per year)	448,000	367,000
Mine Life	9 years	10.5 years
Gold Recoveries	95%	95%
Silver Recoveries	93%	93%
Total Gold Ounces Recovered	848,000	848,000
Total Silver Ounces Recovered	47,290,000	47,290,000
Total Gold Equiv. Ounces Recovered*	1,794,000	1,794,000
Total Silver Equiv. Ounces Recovered**	89,711,000	89,711,000
Initial Project CAPEX (Direct costs)	US$ 207.3M + US$ 39.6M VAT (VAT recoverable)	US$ 185.1M + US$ 34.9M VAT (VAT recoverable)
Initial CAPEX (Indirect Costs)	US$ 37.2M (EPCM contract, owners’ costs, commissioning)	US$ 36.7M (EPCM contract, owners’ costs, commissioning)
Sustaining Capital Life of Mine	US$ 149M (includes underground development, equipment replacement and mine closure)	US$ 167M (includes underground development, equipment replacement and mine closure)
Mining Costs – Open Pit	US$ 2.46/t (average of ore and waste)	US$ 2.39/t (average of ore and waste)
Mining Costs – Underground	US$ 50.06/t	US$ 45.12/t
Milling and Processing	US$ 73.32/t	US$ 76.81/t
General and Administrative	US$ 20/t	US$ 20/t
Cut-off Grades (Gold Equivalent*)	Open Pit 2.1 g/t, Underground 3.4 g/t	Open Pit 2.1 g/t, Underground 3.4 g/t
Refining + Transport + Insurance	US$ 10/oz gold, US$ 0.50/oz silver	US$ 10/oz gold, US$ 0.50/oz silver
Royalties / NSR’s	5% Export Tax and new 1% Provincial Royalty on doré sales, 3% “Boca Mina”, 2% NSR (Cerro Vanguardia SA)	5% Export Tax and new 1% Provincial Royalty on doré sales, 3% “Boca Mina”, 2% NSR (Cerro Vanguardia SA)
Corporate Tax Rate	35%	35%

For more detailed information on mine design, financial modelling, resources and mine production scheduling used for this PEA, please follow this link to the attached PDF

Brief Description of the Project

Electrical power
Electrical power is expected to be supplied to the Project via a 132 kV line that will connect to the Argentine national grid at a point located approximately 60 km to the north-west of Puerto Deseado and near the locality of Antonio de Biedma.

Water
The water supply to the process plant and infrastructure will be provided from water bores located to the north and east of the plant site and adjacent to the Zoe prospect. A water treatment plant will be located at the plant site and will provide potable water for distribution to offices, amenities and the accommodation camp.

Mining
The mineralized zones will be mined by conventional open pit (surface) mining and underground methods. Underground mining will be a modified Bench and Fill method that utilizes a primary decline, spiral ramps and cross cuts to access the mineralized horizon. Mining levels are spaced 16 m apart with 12 m high stope benches.

Mineral Processing and Recovery Methods
The process design targeted simplicity consistent with maximising recovery of the precious metals and the utilization of well-established technologies. The comminution circuit design involves a three stage crushing circuit followed by a single stage closed circuit ball mill. Classifier overflow from the grinding circuit reports to a conventional flotation circuit to enhance recovery of gold and silver minerals for the subsequent concentrate regrind and leaching stages. The flotation tailings are to be thickened prior to being leached in a five stage leach circuit with a nominal residence time of 48 hours. The leach residue is to be washed in a 5 stage counter current decantation thickening circuit with precious metals recovered from the pregnant solution by a conventional Merrill Crowe circuit. The processing plant has been designed to treat 1,300 tpd of feed with maximum head grades of 25 g/t of gold and 1,000 g/t of silver.

Process tailings
The process tailings from the first two years of production will be stored in a cell to be built adjacent to the process plant. The cell will be equipped with a geosynthetic liner and facilities to reclaim and recirculate tailings. A larger tailings storage facility will be constructed after the mine commences production in a large shallow valley area with earth fill embankments providing the necessary enclosure. The facility will have a geosynthetic liner to prevent seepage into the groundwater system. After the first two years, the process tailings will be stored in this facility.

Environmental Impact Assessment
An Environmental Impact Assessment (“EIA”) for a mine throughput of 750 tpd was approved by Santa Cruz provincial authorities in May, 2011. An addendum to that EIA will be prepared over the next 60 days. The Santa Cruz Mines Ministry has indicated that approval times for addenda to existing EIA’s are considerably shorter than that for new EIA submissions.

Assessment Authors and Qualified Persons Statement
NCL Ingeniería y Construcción Ltda. was responsible for the compilation of information and preparation of the overall study. Significant contributions were also received from Cube Consulting and GR Engineering Services.

1.
Carlos Guzmán, Mining Engineer (Registered Member of the Chilean Mining Commission), Principal and Project Director of NCL Ingeniería y Construcción Ltda. is a qualified person as defined in NI 43-101 and was responsible for the mining related studies and economic valuation;

2.
Bill Gosling, Senior Process Metallurgist, of GR Engineering Services Ltd (FAusIMM), is a qualified person as defined in NI 43-101 and was responsible for the information provided for the metallurgy and process plant design;

3.
David (Ted) Coupland (BSc DipGeoSc CFSG ASIA MAusIMM(CP) MMICA) Director – Geological Consulting - Principal Geostatistician, Cube Consulting Pty Ltd, is a qualified person as defined in NI 43-101 and was responsible for resource estimation, exploration, drilling and data verification;

4.
Anthony Sanford Professional Natural Scientist registered with the South African Council for Natural Scientific Professions, Environmental Services Manager for Ausenco Peru SAC, is a qualified person as defined in NI 43-101 and was responsible for the environmental and community sections

5.
Krishna Sinha Professional Engineer registered in the State of Utah, Corporate Technical Director for Ausenco Vector, is a qualified person as defined in NI 43-101 and was responsible for the sections relating to the Tailings Storage Facility

6.
Michael Gabora Professional Engineer Registered in the State of Utah, Senior Hydrogeologist for Ausenco Vector,is a qualified person as defined in NI 43-101  and was responsible for the hydrology and hydrogeology sections of the report

Mr. Eric Roth, President and CEO of Extorre Gold Mines Ltd, is a qualified person as defined in NI 43-101 and is responsible for preparing the information contained in this news release.

About Extorre
Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges under the symbol XG. The principal assets of the Company comprise CDN $37 million in cash and the Cerro Moro, Puntudo, and Falcon projects in Argentina.

Detailed engineering and development planning continue at Cerro Moro and an updated Environmental Impact Assessment is expected to be lodged with Santa Cruz mining authorities in the next few months.

Exploration with four drills continues at Cerro Moro, with the aim to increase the total resources on the property and to in-fill drill certain areas for mine planning purposes. Results from current drilling will be released as they are received.

You are invited to visit the Extorre web site at www.extorre.com

EXTORRE GOLD MINES LIMITED Eric Roth President and CEO extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the Preliminary Economic Assessment, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company’s Annual Information Form for the fiscal period ended December 31, 2011, dated March 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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